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                              November 19, 2021

       Vafa Jamali
       President and Chief Executive Officer
       ZB SpinCo Holdings, Inc.
       10225 Westmoor Drive
       Westminster, CO 80021

                                                        Re: ZB SpinCo Holdings,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10
                                                            Submitted November
12, 2021
                                                            CIK No. 0001876588

       Dear Mr. Jamali:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 10

       Exhibit 99.1
       Executive Compensation
       Offer Letters with our Expected Named Executive Officers, page 115

   1. We note your revised disclosure starting on page 115 that discusses the offer letters that have been entered into
with your expected named executive officers. We also note that you have filed the
revised offer letter with your Chief Executive Officer, Mr. Jamali, as
                                                        Exhibit 10.9. Please
also file the offer letters entered into with your other expected named executive officers Mr.
Heppenstall, Ms. Whitney, Mr. Kanaglekar and Ms. Kidwell as
                                                        exhibits or advise us
why these agreements are not required to be filed. Refer to Item
                                                        601(b)(10) of
Regulation S-K.
 Vafa Jamali
ZB SpinCo Holdings, Inc.
November 19, 2021
Page 2

        You may contact Christine Torney at (202) 551-3652 or Kevin Vaughn at
(202) 551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Suzanne Hayes at
(202) 551-3675
with any other questions.



                                                          Sincerely,
FirstName LastNameVafa Jamali
                                                          Division of
Corporation Finance
Comapany NameZB SpinCo Holdings, Inc.
                                                          Office of Life
Sciences
November 19, 2021 Page 2
cc:       Mort Pierce
FirstName LastName